SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

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Indicate by check mark whether the Registrant is submitting the

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information contained in this Form, is also thereby furnishing the information to the

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Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: France Telecom’s presentation to financial analysts of 2004 full year results

February 10th, 2005

Delivering ambition FT 2005 and laying the ground for future growth

Thierry Breton

Chairman and Chief Executive Officer

Disclaimer

This presentation contains forward-looking statements about France Telecom. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced FT 2005 plan, including the TOP LINE and TOP programs, France Telecom’s other strategic initiatives (based on the integrated operator business model) as well as financial and operating initiatives, changes in the competitive environment and in the telecom market regulatory factors, and risks and uncertainties attendant upon exchange rate fluctuations, technological trends, business activity and international operations. More detailed information on the potential factors that could affect the financial results of France Telecom is contained in the documents submitted to the AMF and to the U.S. Securities and Exchange Commission and in particular the Document de Référence submitted on March 9, 2004 and the annual report filed on Form 20-F on April 16, 2004. The forward-looking statements contained in this document speak only as of the date of this presentation and France Telecom does not undertake to update anyforward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This presentation contains certain measures calculated based on French GAAP information. For a definition of these measures, please refer to slides n° 98, 99 and 100. In accordance with market authorities’ recommendations, France Telecom is no longer using the acronym “EBITDA” for Operating income before depreciation and amortization, but the French acronym “REAA”.

2004: Key messages

FY results in line with expectations and full year targets

Pro forma group revenues up 4.1%

REAA* margin at 38.7% in 04 up 1.2 pt year on year – pro forma

Operational trends confirmed

Sustained double digit growth for mobile

Inflexion point reached in Q4 for Fixed Line segment in France

Strong growth of European Broadband subscriber base, resilience of market share in France

Strong organic cash generation

EUR 7.8 bn organic cash generation**

A strong set of results

*: see glossary ** : Cash Flow excluding Equant CVR payment and excluding Disposals and Minorities buy out (Kulczyck put not included)

2004: Key figures (1)

Euros in millions

FY03 FY04

04/03 % chg

Proforma % chg

Revenues 46,121 47,157 + 2.2% + 4.1%

REAA* 17,303 18,261 + 5.5% + 7.4%

REAA margin 37.5% 38.7%

REAA margins before Commercial exp 49,5% 51,6%

Operating Income 9,554 10,824 + 13.3% + 12.4% Operating Income margin 20.7% 23.0%

Current Income from 5,365 7,459 39.0% Integrated companies

Net Income 3,206** 2,784 - 13.2%

All full year objectives achieved

* See glossary **includes EUR3.1bn exceptionnal tax profit

2004: Key figures (2)

Euros in millions

FY03

FY04

04/03 % chg

Proforma % chg

CAPEX* 5,086 5,127 + 0.8% + 3.1%

As % of revenues 11.0% 10.9%

Cash Flow** incl Equant CVR (EUR2bn), excl. disposals & minorities buy-outs (Put Kulczyk, EUR1.9bn, not included)

6,533 3,877 - 40.7%

Net Debt as reported 44,167*** 43,938 - 0.5%

Net debt / REAA objectives for 2005 maintained

* See glossary **organic cash generation is EUR 7.8bn for 2004 *** Net debt including kulczyk put and Equant CVR equals EUR48.3bn

Agenda

December 2002 - February 2005: our achievements

Where are we today?

Our business model going forward

December 2002: The starting point

Operational issues

Strong but untapped potential in mobile, Internet & broadband

Fragmented and overly decentralized organization, no Synergies between businesses

Untapped potential for integration, design of new services and innovation

Financial issues

Slowing pace of growth (<3% py)

Below peers profitability

€18.2bn Exceptional and write-off

<€20.7bn> 2002 net income

<€68bn> Net debt

<€5bn> Off balance sheet liabilities

Group break-up and distressed rights issues among the easiest solutions

An inextricable situation

More small asset Sales?

Sale of the Network?

Government Guarantee?

Giving bank securities over assets?

Sale of Orange?

Distressed Rights Issue?

Spin-off?

Debt for Equity swap?

Renationalization?

December 5, 2002: “FT Ambition 2005”

« 15 + 15 + 15 »

EUR 15Bn Debt refinancing

Commitment to generate at least EUR15 Bn through free cash flow

EUR 15Bn capital increase

A strong commitment taken by the whole group to reduce net debt by EUR30bn*

FT three year plan: reveal untapped operational performance and pave the way for the integrated operator

* French GAAP

Strong commitments, successful outcomes

Pro-forma Revenue Growth rate

4,10% 3,40% 2,90%

2002 2003 2004

REAA margin

38,7% 37,5%

31,9%

2002 2003 2004

REAA-Capex (€bn)

13,1 12,2 7,5

2002 2003 2004

Rapid and strong operational and financial improvements Continuous improvement of both growth and profitability

Organic cash generation on track to deliver targets

€7.8bn*

€6.5bn*

2003 2004

Thanks to strong organic cash generation, objective of over €15bn free cash flow at the end of 2005 clearly achievable

* Cash Flow excluding Equant CVR payment and excluding Disposals and Minorities buy out (Kulczyck put not included)

Strong commitments, successful outcomes

Net Debt + Equant CVR and Kulczyck Put

€72.2bn

€4.2bn

€4.2bn

€48.3bn

€68.0bn

€43.9bn* €44.2bn

2002 2003 2004

* Ow €4.2bn of Equant CVR and Kulczyck Put 04

Rapid and strong operational and financial improvements

Adapt the organisation to the strategy …

Finance Human Resources General Secretary

Management Networks & Internal Communication

External Communication

Networks, Carriers & IT

Technology and Innovation

Sourcing

TOP program

Content Aggregation

FT 2005 Financial rebalancing & value creation

FT 2005 Technologies, Strategic Partnerships and New Usages

Enterprises Communication Services

Home Communication Services

Personal Communication Services

France Sales and Services

International

FT 2005 Marketing and Branding Coordination

FT 2005 Development and Optimization of Human Skills

Regulation

CEO

A customer driven organisation chart

… make it consistent with the Integrated operator business model

Personal, Home and Enterprise developing all services for their targeted clients

A common IT&Networks division supporting the most seamless and efficient service

A stand alone Sales and Services division improving and unifying the customer interface

SALES & SERVICES

IT & NETWORK

ENTREPRISE

An integrated operator relies first on one integrated management

Content aggregation and R&D fueling the whole group

PERSONAL

HOME

Pave the way for the integrated operator

January 05 Equant integration

February 04 Wanadoo Minorities Buy-out, European Broadband roll-out

September 03 Orange Minorities Buy-out

July 2003 Launch of TOP-LINE program

December 02 FT Ambition 2005 announced

Dec 02 26 months Jan 05

Strategic moves consistent with FT integrated vision

ADSL: ambitious commitments, successfull achievements

End 2002 : 74%

End 2004 : 90% of population

ADSL population coverage

Less than 50% 50 to 69% 70 to 89% 90 to 100%

End 2003 : 79%

2005 Objective: 96%

France Telecom network has the highest density in Europe 100% subscriber connection points coverage at the end of 2006

ADSL: ambitious commitments, successfull achievements

Number of ADSL lines in France (m)

1.4 2.0 3.3 4.7 6.3

Dec 02

June 03

Dec 03 June 04 Dec 04

While starting in the lower third in 2002 in term of penetration rate, France has now gained the leadership in Europe with 6.3 m lines

ADSL: ambitious commitments, successfull achievements

2003

Broadband acceleration plan announced in June
- ➔ 1400 subscriber connection points at the end of December
- ➔ 3000 "ADSL" cities
- ➔ ADSL satellite offers
- ➔ TV over DSL in Lyon

Strong acceleration of deployment (nb of SCP)


1300
600
300
June
September
December

2004



- 90% ADSL coverage
- Livebox launched in July
- Multiplay offer (VoIP + Internet / TV + Internet)
- Visiotelephony
- Increased bandwith (2 Mb, "Débit Max"; ADSL2+ in Paris)
- Wimax experimentation

2005

- 96% ADSL population coverage
- "Débit Max" available on each ADSL line (Up to < 8 Mb/s)
- ADSL2+ national deployment (>16Mb/s)
  - VoIP included
  - 2 channels TV over DSL
- Reach Extented-ADSL launch to increase eligibility
- Technical conditions for VDSL experimentation fulfiled

Innovation at the heart of our ADSL strategy

17

Research & Development: increasing investment

3 main axes

Research	Anticipate	Develop
➢ Increase FT intellectual property (patent and software licensing revenues) ➢ Detect major breakthroughs and acquire critical skills and knowledge (new technologies)	➢ Explore new technologies, services and usages ➢ Facilitate quicker Time to Market and Top quality development	➢ Industrialize products, services and networks evolutions ➢ Partnerships with suppliers for more efficiency

1Q03 — 2Q03 — 3Q03 — 4Q03 — 1Q04 — 2Q04 — 3Q04 — 4Q04

wifi access

May 2003: Announce WIFI initiative with Accor

Sep 2003: 'Ma Ligne TV' trial in Lyon



March 2004: 'Ma Ligne TV' launch in Paris with VOD

June 2004: VoIP & unlimited PSTN



June 2004: Business Everywhere

Sept. 2004: Live box



Sep 2004: Orange Talk Now – Push to talk

Oct. 2004: Multi-service offers (TV, @)

Nov. 2004: Video-telephony



FT has been nominated by Forrester as the most innovative telco for 2004 :
"FT has made significant progress and shows fully integrated Telcos the way.
A cultural revolution has been set in motion inside one of Europe's biggest and most complexTelcos".

Research & Development: from innovation to cash

€505m 1.1% of revenue

€591m 1.3% of revenue

Target 1.5% of revenue

Research: + 30% spending in 2005

Develop valuable IP Portfolio

Increase licensing revenues

Increase number of strategic Patents filing by more than 20%

Acquire critical skills and knowledge on breakthrough and key technologies

Anticipation: + 20% spending in 2005

Reduce the duration of projects from 24 to 18 months

Focus on middleware and advanced platform for Residential integrated services

Development: + 26% spending in 2005

Specify Business Units needs to suppliers and integration testing Increase the number of operational deployment or launches Increase the number of new development projects Focus on integrated services (Home, Personal, Enterprise)

2003 2004 2005 Number of people in R&D 3 890 4 230 4490

2003 2004 2005

Segmentation of projects and strong governance will help focusing on top priority projects

Develop a « partnership culture »

With other operators With suppliers

Joint development to reach critical mass

Standardization

Interoperable innovative services

Advanced R&D platforms

Identifying and testing cutting edge chinese suppliers

Long term / big deals relationships

Go to market /

Platform oriented focus (quick wins)

Maintain full partnership pipeline for all dimensions: Reactivate growth, Integrated operator, New paradigms

Better address customer needs through an active partnership strategy

2002-2004: share price and market capitalisation evolution

€61,6bn

FT market capitalization €7.6bn

FT share price

€6,01 €24,9

€14.5bn Debt refinancing

€15bn Capital increase

€7.2bn Orange buy out

Wanadoo ISP re-integration

€5.1bn State placement

Equant proposal

Oct 02 Mar 03 Sept 03 Fev 04 Sept 04 Jan 05

Market capitalization multiplied by 8

September 30, 2002 – February 9, 2005 : increase of € 54 Bn Share price multiplied by 4

2002-2004: Our achievements

Restoring balance sheet Improved profitability Accelerated Growth Integrated management Streamlined portfolio of activities Renewed Innovation and partnerships strategy

First steps towards the Integrated Operator

Agenda

December 2002 – February 2005: our achievements

Where are we today?

Our business model going forward

A more predictable Environment

Home

Following ART’s January Statement

Line rental fees (+23%) and call prices (-26%) evolution in France settled for the next 3 years Full Local Loop Unbundling prices: France Telecom will submit a new offer covering full network unbundling to ART by June 1, 2005

Wholesale line rental fees: proposal to be submitted to ART before the end of September 2005 to enable implementation of 1Q 06 Improved LLU conditions in Spain, UK and the Netherlands

Fixed to Mobile calls evolution settled for the next 2 years in France and in the UK

Non disruptive and successful 3G launch in France & in the UK Clear and reasonable business model for MVNO’s development in France

Personal

Enterprise

Strategic framework in place to adapt to market environment Equant integration on its way

Despite a challenging environment, more visibility for the sector over the next 3 years

A clear and common strategy for the 3 customer-driven division

Home

Industrialize product development process

Improve commercial cost efficiency and loyalty schemes

Develop cross-fertilization

Enhance marketing towards convergent offers

Roll-out operations through current European footprint

Enterprise

Personal

Enhance marketing and product development skills

Home: Develop a new business model for Broadband

Network Connectivity

Content and services

In-House Networking

Livebox® : At the heart of the Home broadband strategy

Livebox is not simply a VoIP and TV over ADSL enabler, or an Internet Wi-Fi router, … it will also enable new Home usages such as Photo, Music, Home watching, directory management, etc.

…related to different Home equipments

… which are not necessarily PC, nor fixed device or mobile devices

The European leader in multiplay offers, more than 260,000 livebox sold or rented

Home: Connect new devices to the Livebox®

Several new services are being launched, that require to network new devices

WiFi camera image accessible from mobile phone

Music Streaming from Network directly on HiFi master USB

Shared Printer available no matter which PC is on

Image upload from a camphone to Web Photo Album

Our “Livephone” project , a new dedicated broadband phone

Livebox®

In the evening, when I come home after work, I know immediately if I have received personal Emails, and I can view them even if my kids are playing with the PC !

No need to re-enter all my contacts phone number !

In the morning, I can check the weather and the traffic without booting my PC, in just a few seconds !

700 kb/s Bluetooth connection (voice or data)

LivePhone

Towards Home Networking

Home: Leverage the European footprint

1st challenger

Internet Subscribers : 2,4 millions Proportion of Broadband Subs.: 24% ADSL market share : 14%(est FT) VoIP launched (Friendly user trial)

Incumbent / Leader

Internet Subscribers : 5.0 millions Proportion of Broadband Subs.: 58% ADSL Market share : 46% Fixed Voice market share: 71.3% ( local traffic), 59.6% (Long Distance traffic).

1st challenger

Internet Subscribers : 1.4 million Proportion of Broadband Subs.: 26% ADSL market share: 14%

1st challenger

Internet Subscribers : 0,6 millions Proportion of Broadband Subs.: 72% ADSL Market share : 15%* VoIP launched in November 04

Incumbent / Leader

Internet subs.: 1.5 millions Of which 0.631 millions ADSL TP Broadband market share: 72.7% Fixed voice traffic market share: LD: 80%- local: 89.9%

FT Home

International Division

Almost 15% of total ADSL customers market share in UK, Spain and Netherlands Active ULL roll-out started in Spain, UK and Netherlands to improve margins

*: company estimates Source: FT & Idate

Personal: Focus on Customer Segmentation, Signature Device and Innovative Offers

Differentiate

Brand, Marketing Products

Become a true Relationship Brand

Implement needs-base segmentation and develop segmented propositions

All 2005 Orange propositions to be targeted at specific segment Orange shops to implement differentiated customer atmosphere areas

Offer a seamless Orange User experience throughout the footprint

Partner effectively

Handsets Content

More distinctive and user friendly devices

New “Signature” devices available at year end 2005 Include 3G

Reach more than 12% base penetration

Leverage scale (content, handsets, FreeMove) Exploit MVNO opportunities

Roll-out Mobile Broadband in Europe

3G EDGE

Continue 3G deployment in Europe and launch EDGE selectively Launch innovative bundles, with real multimedia offers, including MMS, live TV and Internet browsing

Differentiation through the integrated model will increase Orange competitive advantage

Personal:

Tailor the offers to each specific country context

Personal—main countries

High/medium GDP per capita

Low GDP per capita

Leader

Challenger

Outsider+ mobile/internet/fixed

France

Poland mobile/internet

UK

Netherlands mobile

Slovakia

Romania

Belgium

Switzerland

Egypt, Cameroon Ivory Coast,

Senegal, Jordan

Dominican republic

Madagascar Botswana

Converged services (Increase ARPU & loyalty)

Mobile/ Broadband Bundles (Decrease SAC’s & churn)

Broadband Mobile offers for postpaid

Focus on Mobile Penetration

Adapt strategy to maket specifics and leverage on FT Group strengths

Mobile competitive position

Enterprise: a strategy built on 3 main pilars

Enterprise

Integrated IP based Offers

From an IP-VPN core, deploy integrated nomadic and voice offers in Europe Develop DSL, Wifi and Giga-Ethernet

Business Everywhere VoIP & ToIP

Upstream towards network related IT Services

Provide network related IT services

Consolidation of data centers Security

Messaging, security, Hosting, CRM

Customer Intimacy & Support

Understand customer needs to provide the best communication services

Assess, design and run customer communication services Manage the complexity on behalf of our customers up to outsourcing services

Consulting, Project management User customer support

Leverage IP services to better serve our customers

Enterprise: Business everywhere

Business Everywhere

Wifi – Public Hotspot

Internet Local Online Services : Portal, email, storage, hosting…

Livebox for MNC’s small sites

Livebox SMEs

Business Everywhere PSTN

Business Everywhere Wifi – with Livebox

Business Everywhere PDA - UMTS

Internet by FT affiliates

Leverage the integrated operator strengths to maintain competitive edge

Enterprise business: A strong presence in Europe

Domestic markets

Leader

France & Poland

Fixed, Mobile and Internet services to all market segments

2004 €8bn of revenues (estimated)

Challenger

Belgium, UK, Switzerland, Netherlands and some Eastern European countries ?Managed data and mobile services to SMEs and MNCs

2004 €1.8bn of revenues (estimated)

Outsider

Rest of the world

Presence through International managed services for MNCs

2004 €1.2bn of revenues (estimated)

Leader in Europe for Enterprise

Group transformation is a success

Scale transformation Cross-selling

Commercial bundles Convergent offers Segmentation approach

New Usages Explorations Transversal projects Innovation process

Scale transformation Service centers

Support functions

Customer facing

Brand & Marketing

Innovation Everywhere

IT&N

IT convergent applications Service Platforms at Group level

Optimise Network investments and utilisation Scale transformation

Home Personal Enterprise

Paving the way for excellence, mutualization and integration

2005 Financial Objectives (French GAAP)

Pro-forma +3% to 5%

Revenues

REAA Over €19bn

CAPEX Upper range of 10% to 12%

to Sales

Net Debt Below 2 end of 2005

to REAA

On track to deliver more than TOP in 2005

Agenda

December 2002 – February 2005: our achievements

Where are we today?

Our business model going forward

Beyond TOP, new phases of development for France Telecom

New model for Growth

Transformation

Transformation Programs

IT&Network, Customer facing, Marketing & Branding Support Function, Innovation Everywhere

TOP

Capex Sourcing Marketing spend Discretionary spend

2003 2004 2005 2006 2007

Unleash the necessary resources to reinvest in profitable growth and innovation

New model for growth:

New customers

Pursue subscriber acquisition & develop new distribution channels

International mobile and broadband

Existing products to existing customers

Defend market share

‘Value –selling’ approach vs. volumes-based strategies

New products/ services

Increased value to existing customers

Value and bill customers for customer support services Abundance offers X-sell or bundles

Leverage current businesses

New model for growth:

Build the integrated operator model

Develop innovative services

Convergent offers

Footprint

Leverage presence in some countries

Successful European roll-out of Live Box launch Enterprise European strategy

New competitive arenas

Develop adjacent business

TV on DSL Content delivery Home Networking LAN management

Extend to new areas of growth

Our use of cash policy so far

Cash from operations

1. Debt reduction to hit 2005 target (1.5 to 2 x)

“Excess Cash”: Cash from operations beyond TOP target, disposals

2. Distribution — As early as 2004

3. Organic growth investment

4. Footprint optimization (in / out)

5. Subsidiaries’ equity structure optimization (up / down)

Cash Call on Market

6. Major acquisition Not envisaged

7. Share buy-back Not envisaged

Ambition 2005 priority is to reduce debt

What is our objective for 2005?

Achieve our deleveraging before year end (ie EUR30bn debt reduction Vs 2002)

Prepare and announce “Ambition 2008”

Reassess carefully use of cash policy

Investors’ day to come late spring

What could be the use of cash options?

Assessment

Deleveraging

Cash Return to Shareholders

Organic Growth of Standalone business Developing the Integrated Operator Model

Minorities equities structure

Acquisitions

Evolve in the Value Chain

Deliver our commitments FT to continue its deleveraging

Markets’ expectations

Converge progressively towards relevant benchmark (cash flow, net result) to ensure sustainable DPS growth

New customers, new products, new delivery approach Finding high return in organic growth

Leverage on European Broadband Roll-out (ULL), Convergent Offers A low cash cost option

Major assets already re-integrated No major amount of cash at stake (up/down)

Require strong financial & strategic rationale Should not alter FT financial equilibrium & mid term targets

Develop adjacent businesses Finding opportunities creating value

Looking for the best solution for all France Telecom stakeholders

Impact and timing of use of cash

Long term impact on use of cash² High

Low Short term impact on use of cash

Acquisitions & minorities buyouts

Evolve in the Value chain

Integrated model

Organic growth

Dividend

Deleveraging

High

Short term priority to deleveraging, long term priority to shareholders’ return

Conclusion for 2005-2007

A Balanced Use of Cash Policy

Full Cash Return to Shareholders

Full Acquisitions

2005

Achieve Deleveraging target Increase 2004 Dividend

2006-2007

Continue Deleveraging

Converge progressively towards relevant benchmark (cash flow, net result) to ensure sustainable DPS growth

If the case arises, seize acquisition opportunities if consistent with the integrated model and consistent with our financial ratios

Proposed dividend for 2004: EUR0.48

2006-2007: mid-term objectives (French Gaap)

Revenues: maintain +3 to +5% growth REAA: growth above revenue trends Capex: around 12% of sales Net Debt / REAA ratio between 1.5 and 2

FY 2004 Results

Michel Combes

CFO

February 10th, 2005

FY 2004: Key Operational achievements

Mobile

+ 5.4m net additions for Orange in 2004 with Orange RoW up 3.9 m, full year pro forma basis + 2.4m net adds in 4Q04 for Orange, pro forma +15.9% REAA* growth pro forma for FY 2004 3G launched in France and UK

Fixed Line In France

Inflexion point in 4Q 04

Number of lines stabilized

Success of new offers: 617 k unlimited offers and 1098 k « Le Plan »

Success of Business Everywhere

Broadband

ADSL France: 41.6% of total market net adds in 4Q04, in a fast growing market

234 000 Livebox rented in France end of 2004

Success of Wanadoo European broadband strategy

More than 30 000 Livebox sold or rented outside France Circa 15% ADSL market share in each country abroad

FT has delivered both growth and profitability

* See glossary

FY 2004 Operating results

FY 2004 Group Key figures

YoY Revenues trend

Euro millions

+ 4.1% 47,157 46,121 45,278

FY 2003 FY 2003 PF FY 2004

REAA*, REAA pre commercial expenses*, margins

22,816 + 8.4% 24,346 17,303 16,998 18,261

+ 7.4%

FY 2003 FY 2003 PF FY 2004

49.5% 37.5% 49.6% 37.5% 51.6% 38.7% margin

REAA pre commercial expenses REAA

Operating Income* margin

+ 1.7 point

23.0% 20.7% 21.3%

FY 2003 FY 2003 PF FY 2004

REAA* - CAPEX*

Euro millions

+ 9.2% 13,134

12,217 12,027

FY 2003 FY 2003 PF FY 2004

Growth accelerates and TOP continues to deliver

* See glossary

FY 2004 Sustained Revenue growth

Revenues: +4.1% pro forma growth

46,121

1,621 2,612 4,164

21,761

2,617

17,941

45,278

1,270 4,041 2,374

21,749

2,597

17,809

47,157

1,346 4,106 2,346

21,681 2,854 19,667

+6.0% +1.6% -1.2%

-0.3%

+9.9%

+10.4%

-4,595 -4,562 -4,843

FY 03 FY 03 PF FY 04

Orange Wanadoo Fixed line

Equant TP International other inter-segment eliminations

* See glossary

Overall stability of Fixed line in France, double digit growth in mobile

FY 2004: Increase in operating margins

Actual figures

46.4%

36.2%

48.5%

38.1%

51.6%

40.1%

51.4%

35.7%

49.7%

37.5%

51.1%

39.0%

52.6%

40.3%

53.0%

38.0%

1Q 03

2Q 03

3Q 03

4Q 03

1Q 04

2Q 04

3Q 04

4Q04

REAA margin before commercial expenses* REAA margin*

* See glossary

Highest quarterly REAA margin before commercial expenses since TOP

Key operating figures FY04: Summary (1)

Euros in millions

Revenues

FY04/FY03 actual change

FY04/FY03 pro forma change

REAA*

FY04/FY03 actual change

FY04/FY03 pro forma change

Orange

19,667

+ 9.6%

+ 10.4%

7,515 + 14.2% + 15.9%

Fixed-line, Distribution, Networks, Large Customers and Operators

21,681 - 0.4% - 0.3% 7,956 + 4.8% + 4.2%

Wanadoo

2,854 + 9.1% + 9.9% 327 - 5.9% - 5.5%

Equant

2,346 - 10.2% - 1.2% 107 - 58.8%—51.9%

TP Group

4,106 - 1.4% + 1.6% 1,845 - 0.8% + 2.0%

Other International

1,346 - 17.0% + 6.0% 448 - 26.3% + 1.0%

Eliminations and other items

- 4,843 63

Total Group (Consolidated)

47,157 +2.2% + 4.1% 18,261 + 5.5% +7.4%

REAA margin improvement on both Fixed in France and Orange

* See glossary

Key operating figures FY04: Summary (2)

Euros in millions

Operating Income

FY04/FY03 actual change

FY04/FY03 pro forma change

REAA** minus CAPEX*

FY04/FY03 actual change

FY04/FY03 pro forma change

Orange 4,778 + 12.0% + 13.8% 5,082 + 20.5% + 22.5%

Fixed-line, Distribution, Networks, Large Customers and Operators

4,986 + 22.6% + 16.1% 6,517 + 4.5% + 3.7%

Wanadoo

257 + 2.8% - 7.1% 200—26.4% - 30.7%

Equant

- 274 - 62.6% - 64.3% - 82 nm nm

TP Group

872 - 2.0% + 0.5% 1,128 + 15.5% + 18.7%

Other International

234 - 25.7% + 2.6% 225—46.9% - 20.5%

Eliminations and other items

- 29

+ 64

Total Group (Consolidated)

10,824 + 13.3% + 12.4% 13,134 + 7.5% + 9.2%

* excl. Mobile licenses ** See glossary

Double digit growth for Operating Income. Highest ever REAA-CAPEX

FY 2004 Segment analysis

Orange: 2004 Key Messages

Customer base up 11.1% y-o-y, reaching 53,965 k customers

France: +4.5% and UK: +4.2% y-o-y

ROW: +26.9% y-o-y, representing 34.3% of Orange customers

Continued improvement in REAA* margin pre-SACs & SRCs allows for higher commercial spend while maintaining profitability

Re-investment in top-line growth

Higher commercial spend in a challenging UK market

Focus on balanced performance growth / profitability

Strong performance in RoW operations

Revenues up 23.6% (pro forma)

40.8% increase in REAA* (pro forma)

Accelerated revenue growth and improved REAA* margin

* See glossary

Orange: 2004 operating figures

Customer base*: 53,965

K customers prepay contract

20,329 21,241** 13,649

18,503 14,221 14,585

FY 03 FY 04 FY 03 FY 04 FY 03 PF FY04

France UK RoW

Revenues: +10.4% pro forma growth

17,941

4,315 5,819 7,983

17,809

4122 5 932 7 930

19,667

5096

6 137

8 601

+23.6%

+3.5%

+8.5%

FY 03 FY 03 PF FY 04

Orange France Orange UK ROW

REAA, REAA pre-SACs* & SRCs*

+ 15.9%

6,484

7,515

+ 17.0%

8,618

10,087

REAA margin up 1.8 point, to 38.2%

REAA pre SACs & SRCs margin up 2.9 points, to 51.3%

REAA pre SACs & SRCs

REAA

FY 03 PF FY 04

Main operating figures

4,200

2,338 4,147 + 13.8% 4,778 + 4.1% 2,433 + 22.5% 5,081

FY 03 PF FY 04

Operating income CAPEX REAA—CAPEX

* See glossary **excluding MVNO

CAPEX under controle despite 3G roll out. Over 5 bn euros REAA-CAPEX generated.

Orange France: FY 2004 KPI’s

Customer base*

K customers

20,329 57.9% 42.1% FY 2003 +4.5%

21,241** 60.6% 39.4% FY 2004 Prepay Contracts AUPU* (minutes per month)

158 4Q03 163 1Q04 167 2Q04

171

3Q04

175

4Q04

Churn (incl migration)*

18.3% 11.5% 4Q03 18.3% 10.9% 1Q04 18.6%10.3% 2Q04 18.7% 10.3% 3Q04 18.9% 10.5% 4Q04 Overall Contract ARPU* (Euros) 377 41 336 3Q03 379

44 335 4Q03 382 47 335 1Q04 387 50 337 2Q04 390

53

337

3Q04

393

54

339

4Q04

+ 3.7%

Voice Data

Increase in usage and ARPU*, churn* and market share under control, REAA* up 15%

* See glossary **excluding MVNO

Orange UK: 2004 KPI’s

Customer base*

K customers

13,649 32.7% 67.3%

FY 2003

+4.2% 14,221 33.1% 66.9%

FY 2004

Prepay Contracts

AUPU* (minutes per month)

146

4Q 03 146

1Q 04 146

2Q 04 145

3Q 04 146

4Q04

Churn*

22.6% 23.5% +16.4%

4Q 03

23.8% 23.6 +16.4%

1Q 04 26.1% 23.2 +16.1%

2Q 04

26.1% 23.1% +16.2%

3Q 04 25.4%

23.9% 16.8%

4Q04

Overall Contract, excl migration Contract, incl migration

ARPU* (£)

271 43

228

4Q03

273

45

228

1Q04

274

46

228

2Q04

274 47 227 3Q04 273 48 225 4Q04 Voice Data Satisfactory performance in a competitive market * See glossary

Orange UK

Net Adds, 000s

284

258 252 162 172 158 122 131

89 86 94 42

54

(53)

1

6

(61) (55)

113

49 64

278

168 110

171 120 51 38 (74) (112) 140 84 56 258 77 335

Q1 2002 Q2 2002 Q3 2002 Q4 2002 Q1 2003 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 Q4 2004

Contract Prepay Overall

Strongest quarter in terms of net additions since 2001

Customer net adds in line with competition over the last quarter Retaining contract value leadership: Orange Premier Continuous focus on direct distribution channel Stable overall ARPU* despite fixed to mobile termination rate cuts Managing churn*

REAA* margin pre SACs & SRCs increased to 49.7% allows for commercial spend

Improvement of commercial efficiency from 2H

* See glossary

Orange ROW: FY 2004 operating figures

Customer growth, closing base in 000s

14,585

FY 03 PF

+26.9%

18,503

FY 04

Operating figures, million euros

+23.6%

5,096

4,122

+40.8%

1,972 1,400

+65.5%

1,193 721

Revenues REAA REAA—CAPEX

FY 03 PF FY 04

REAA*-CAPEX* up 65.5%, representing 23.5% of Orange.

All countries REAA*-CAPEX* positive

* See glossary

Orange: 2004 Key initiatives

Needs-based segmentation

Orange Premier

priority service and customer care

early phone upgrade

3MB data allowance

Unique Signature devices

32 Signature devices end of 2004, including 3G, to be compared with 12 in Dec 2003

Roll out Mobile broadband

Launched in December in France in the UK

3G coverage available to 70% of the UK population with seamless 2G/3G handover.

Circa 18,000 customers in France after 3 weeks commercial launch

Enriched Multimedia offer

Orange is #1 for SMS send in France

Orange France has 50% market share on multimedia for active customers*

Leveraging Orange competitive advantage

* Based on ART publication and Orange internal data

Wanadoo: FY 2004 Key messages

Access & Portals

Revenues: 1.88 Bn euros / + 11.3% pro-forma REAA* affected by broadband roll out

Strong focus on broadband customer acquisition and migration

Market share on target for Broadband, and stronger 2H

Resilience of ARPU* in France in spite of price cut

Strong success of international activities with ADSL customer base up 161% yoy

Directories

Revenues: 0.98 Bn euros / + 7.3% pro-forma

420.9k on line advertisers (+4.8% in 2004)

PagesJaunes.fr audience up 50% yoy**

Wanadoo Segment revenues at 2,854 Bn euros, up 9.9% pro forma yoy

* See glossary * *Source: Cyberestat – Médiamétrie. Average monthly visits in 2003 and in 2004

Wanadoo - Internet: 2004 operating figures (Access, Portal & e commerce)

Customer base*: 9,464 k

Total customers

+3.5%

9,153 9,464

4,426 4,633

4,520 5,038

Dec 03 Dec 04

Broadband customers +78.2% 4,371 1,402 2,453 637 2,969 1,816 Dec 03 Dec 04 France Outside France

Revenues 1,708 FY 03

1,687

FY 03 PF

+11.3%

1,879

FY 04

REAA* in M euros

45

FY 03 PF

-23

FY 04

Main operating figures

FY 03 PF 45 0 -10 118 FY 04 -81 -141 Operating income CAPEX REAA—CAPEX

Double digit revenue growth * See glossary

Wanadoo - Internet: International ADSL market share of Wanadoo*

UK

9%

Dec 2003

14%

Dec 2004

Spain

11%

Dec 2003

14%

Dec 2004

Netherland

13%

Dec 2003

15%

Dec 2004

Gaining ADSL market share in 2004 in booming markets:

# 1 Challenger of the incumbent for ADSL in Spain, UK and the Netherlands

First global ISP in the UK

European broadband roll out is delivering

* Company estimates

Fixed Line, Distribution and Networks: FY 2004 Key messages

21.68 Bn euros

0.3% pro forma

0.4% actual

Consumer Services: 10.87 Bn euros / -3.7% pro-forma

Business Services: 6.4 Bn euros / - 4.7% pro-forma

Carrier Services: 3.9 Bn euros / + 17.1% pro-forma

Inflexion point reached in 4Q 04

Consumer: continuous increase of recurring revenues * (66.6% in 2004)

Business: decline of voice due to price pressure, data stable with increasing usage & transformation of mix

Carriers: impact of ADSL market development, including unbundling and international traffic

Improvement in 2H allows for revenue stabilisation

* See glossary

Fixed Line, Distribution and Networks: FY 2004 operating figures

Revenues: -0.3% pro forma growth

21,761

395 3,367 6,695

11,304 FY 03 21,749 394 3,365 6,706 11,284 FY 03 PF 21,681 481 3,940 6,394 10,866 FY 04 +21.9% +17.1% -4.7% -3.7% Consumer services Business services Carrier services Other revenues

REAA*, REAA margin 35.1% 7,634 FY 03 PF 36.7% 7,956 FY 04

+ 1.6 points

+4.2%

Main operating figures

6,281 4,293 1,353

FY 03 PF

+ 16.1%

4,986

+ 6.3%

1,439

+3.7%

6,517

FY 04

Operating income CAPEX REAA - CAPEX

Stabilisation of revenues. Increase in REAA margin, strong cash generation

* See glossary

Fixed Line, Distribution and Networks: FY 2004 quarterly change in revenues

Change yoy

-0.6%

1Q

-1.4%

2Q

-1.3%

3Q

+ 2.1%

+0.4%

4Q

4Q 04 / 4Q 03 PF:

+2.1% or +0.4% restated from revenue recognition impact

Inflexion point reached in 4Q 04

* See glossary

Fixed Line, Distribution and Networks: FY 2004 quaterly KPI’s / Voice

Variation of lines Q/Q, in 000s

1Q 03

-110

2Q 03

-134

3Q 03

26

4Q 03

-31

1Q 04

-87

2Q 04

-54

3Q 04

99

4Q 04

% of consumer with packages

+6.2 points

35.7%

Dec 03

37.8%

March 04 39.7% June 04 40.8% sept-04 41.9% Dec 04 Local Traffic market shares 75.8% Dec 03 73.8% March 04 72.5% June 04 72.4% sept-04 71.3% Dec 04 LD Traffic market shares 61.8% Dec 03 60.3% March 04 59.7% June 04 60.7% sept-04 59.6% Dec 04 Number of lines stabilized, 66.6% of consumer telephony revenues secured at the beginning of a month in 2004 (60.4% in 2003)

Fixed Line, Distribution and Networks: FY 2004 Consumer services trends

Subcription fees trend

4,105

- 3 4 ..3

- 6 0 .4

+4 0 .5

+2 8 .3

4,079

FY 0 3 P F # of l i ne s

Liste rouge* field othe r FY 04 impact ingeneering services & tariff plan

* Unlisted number

Calling services trend

3,978

-207

-108

-61

-22

3,580

F Y 03 PF market share F2 M tarif f market Others FY 04

New services fuel Consumer services revenues

Fixed Line, Distribution and Networks: FY04 KPI’s / ADSL*

Number of ADSL lines** (in m)

3.3 0.3 1.3 1.7 4.1 0.5 1.6 2.0 4.7 0.7 1.7 2.2 5.25 1.0 1.7 2.5 6.3 1.6 1.8 2.9

4Q 03 1Q 04 2Q 04 3Q 04 4Q 04

Wanadoo

Other ADSL Lines

Unbundling

** This includes 144k “Turbo DSL” and 23k “Ma ligne TV/Ma ligne Visio lines in other ADSL lines

ADSL* revenues in France

+ 38.1% yoy

215

239

269

275

297

4Q 03 1Q 04 2Q 04 3Q 04 4Q 04

Strong volume growth, price pressure for broadband access

* See glossary

Broadband in France: turning point in 2H 04

Wanadoo ADSL retail market share and net additions

52% 50% 48% 47% 46% 32.0% 39.0% 34.0% 40.5% 41.6%

4Q03 1Q04 2Q04 3Q04 4Q04

Net adds MS

Market Share

234,000 Livebox

rented since launch in France. Weekly rental

14 576

22 892

16 363

19 147 19 886

22 554

24 080

18 233

19 424

Nov 2004

Dec 2004

ADSL eXtense tariff repositioning

MaLigne TV: 75,000s

(35,000 sold in December)

MaLigne Visio launched DebitMax up to 8Mb

Strong improvement of Wanadoo’s ADSL Share of acquisition

Innovative offers are delivering additional growth

Fixed Line, Distribution and Networks: FY 2004 Business Services

Business services revenues

6,706

- 316

- 65

+ 45

+ 24

6,394

FY 0 3 PF Voice Data Core New Advanced Other FY 2004 business Services

Euro in millions

Access growth in volume, 04/03

+ 17%

+ 31%

+105%

Nomadic end Oléane access I P VP N access users

Migration towards DSL support

60%

40%

48%

52%

2003 2004

DSL

LL

Business services decrease linked to voice market.

Fixed Line, Distribution and Networks: FY 2004 Carrier Services

Carrier services

3,365

+88

+218

+237

+32

3,940

FY 03 PF international Unbundling IP ADSL + other FY 2004 hubbing Collect

International hubbing revenue increase thanks to a dedicated marketing approach

Positive volume effect for

unbundling

IP ADSL access

Carrier services up 17.1% to 3,940 million euros

Fixed Line, distribution and networks in France: 2004 Key initiatives

Addressing voice market through abundance and tariff plan

Unlimited offers (000s)

+45%

78

426

617

2Q 04 3Q 04 4Q04

Le Plan (000s)

+75%

126

628

1,098

2Q 04 3Q 04 4Q04

33€ offer represents almost half of total unlimited offers

Successful launch of innovative offers

Livebox (July)

Multiplay : Internet, TV offer (October) F2M flat rates (October)

Videotelephony offer : MaLigne Visio (November)

Strengthen Sales and Services network

densification of sales network with 663 retail points

creation of dedicated hot lines for new product launched

Toward a Communication Access Service provider

Equant: FY 2004

Main operating figures

2,612

2,374

-1.2%

2,346

259 248

-168 11

222 226

-167 -4

- 52%

- 64%

189 107 -274

-82

FY 03 FY 03 PF FY 04

Revenues

REAA

Operating income

CAPEX

REAA - CAPEX

SITA revenue decline

Network Services decrease driven by continuing strong pricing pressure and a higher level of disconnections

Offset by

Messaging and Hosting Services Integration Services

Equant has a recognized leadership and key competencies in global data services

Adverse market evolution- Upstream toward Network related IT services

TP: FY 2004

Euro in millions

Revenues

4,164

76 1,025

3,250

4,041

68 996

3,157

4,106

73 1,246

2,981

+1.6% +8.1% +25.2%

- 5.6%

Others Mobile Fixed Line Intra Seg. El.

FY 0 3 FY 0 3 PF FY 0 4

REAA*, REAA margin

44.7% 44.9%

1,808

1,845

FY 03 PF FY 04

Main operating figures

868 950 858

+0.5%

872

- 16.4%

717

+18.7%

1,128

FY 03 PF FY 04

Operating income

CAPEX

REAA—CAPEX

+25.2% mobile revenue growth

* See glossary

TP: FY 2004 mobile KPI’s

Customer base*

K customers

+30.5%

5,702

56%

44%

7,440

57%

43%

FY 2004

FY 2003

Contracts

Prepay

AUPU* (minutes per month, quaterly average)

61

59

64

71

71

4Q03 1Q04 2Q04 3Q04 4Q04

Penetration rate & market share

45.1%

48.6%

51.2%

55.2%

60.6%

32.8% 32.3% 31.1% 31.2% 32.0%

4Q03 1Q04 2Q04 3Q04 4Q04 penetration market share

ARPU* (PLN, quaterly average)

73

70

72

74

70

4Q03 1Q04 2Q04 3Q04 4Q04

Strong growth in customer base

* See glossary

TP: FY 2004 Fixed line KPI’s

Customer base*

K customers

+2.2%

11.12 11.28 11.37 11.34 11.36

Dec 03 March 04 June 04 Sept 04 Dec 04

Internet subscribers (end of period), (000s)

1515

1482

1469

1485

1541

4Q 04 1Q 04 2Q 04 3Q 04 4Q 04

Market share, domestic long distance*

86,1%

81,3%

82,0%

78,6%

80,0%

4Q03 1Q04 2Q04 3Q04 4Q04

*Based on traffic seen on TP Network

ADSL Lines (000s)

X 4.7

134

164

270

453

631

Dec 03 March 04 June 04 Sept. 04 Dec 04

Internet Broadband take off

* See glossary

Other International Operations: FY 2004

Main operating figures

1,270

444

228

160

284

1,346

+6.0%

+1.0%

448

+39% -20.5% +2.6%

234 223 225

FY 03 PF

FY 04

Revenues Operating income REAA - CAPEX

REAA CAPEX

Perimeter impact

Salvador

Casema (The Netherlands)

Menatel

TOTAL

FY 03 Revenues

- 269

- 20

- 39

- 328

Strong pro-forma revenue growth

TOP PROGRAM UPDATE

TOP program: key messages

Balancing growth and profitability

REAA margin before commercial expenses at 51.6% vs 49.6% in FY03 PF (+ 2pt)

Revenues up 4.1% yoy (pro forma) with 38.7% REAA margin

Capex: 10.9% of revenues

Acceleration of mobile network related capex

ADSL capex : volume up more than compensated by price decline

Stable capex to sales ratio vs 2003 In line with target

REAA – CAPEX up 9.2% at 13.1 Bn euros (yoy pro-forma)

FY2004: OPEX analysis—labour

Labour costs, m euros

9,239

9,099

-2.5%

8,874

FY 03 actual FY 03 pro forma FY 04

Headcounts, end of period

218,523

212,281 209,782 207,479

206,524

110,814

110,231

108,968

108,377

107,847

4Q 03 1Q 04 2Q 04 3Q04 4Q04

FTSA

French Subsidiaries

International

Volume effect:

-13 776 FTE headcounts

Mix effect: Price effect:

Total effect:

- 6.3%

+1.4% +2.4% -2.5%

Headcounts trends (end of period):

- 5.0% yoy pro forma

- 5.5% yoy

FT SA :- 2.8% yoy pro forma France :—3.8% yoy pro forma International :—6.7% yoy pro forma

Ongoing control of labour costs

* See glossary

FY2004: OPEX analysis—non labour costs

External purchases commercial expenses, m euros

12.0%

12.9%

5,514

5,455

6,085

FY 03 actual FY 03 pro forma FY 04 commercial expenses

% of sales

Other non labour costs, m euros

14,065

12,498

13,725

12,134

13,937

11.7% + 3.3%

12,532

FY03 actual FY03 pro forma FY 04 other external purchases other charges

Focus on growth: commercial expenses accounts for 30% of total non labour costs Around 72% of commercial expenses relates to Orange

Other non labour costs in % of revenues: from 30.3% in 2003 pro forma to 29.6% in 2004, as a result of TOP

Better productivity & efficiency in non labour costs

* See glossary

FY2004: OPEX analysis—Commercial expenses

External purchases commercial expenses

Euro in millions

% of sales

Commercial expenses Sales

11 376

11 476

11 646

11 623

15.70%

11 447

11 735

12 049

11 925

15.00%

10.20%

10.40%

11.50%

12.20%

12.10%

12.30%

1 160

1 193

1 338

1 825

1 398

1 420

1 483

1 785

1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04

Towards more efficiency in commercial expenses spending

* See glossary

FY2004: CAPEX analysis

Capex by key items, m euros

% of sales:

11.0%

11.0%

10.9%

244

5,086

1,168

1,826

242

4,972

1,148

1,810

223

5,127

1,210

1,964

+ 3.1%

+ 5.3%

- 8.0% + 8.5%

FY03 FY03 pro FY 04 actual forma other o/w IT o/w ADSL o/w radio mobile 2G+3G

Strong focus on mobile 3G / Edge coverage:

France: UK:

ADSL roll out

France coverage: 90% ( 78.6% Dec 03) Uni 2 ULL project

Densification of direct distribution channel

CAPEX by segment: m euros

2 433

127 189 717

223

1 439

Orange TP Group

Wanadoo Intl Other

Equant Fixed

CAPEX in range of target. Strong focus on broadband and mobile

* See glossary

FY04 Consolidated Results analysis

From Revenues to Operating Income

Euros in millions

% Proforma

FY03 FY04 change % chg

Revenues 46,121 47,157 + 2.2% + 4.1%

Labor Costs 9,239 8,874 - 4.0% - 2.5%

as a % of revenues 20.0% 18.8%

Non Labor costs 19,579 20,022 + 2.3% + 4.4%

as a % of revenues 42.5% 42.5%

REAA 17,303 18,261 + 5.5% + 7.4%

as a % of revenues 37.5% 38.7%

D & A 7,538 7,437 - 1.3% + 1,0%

Amortization of actuarial adjustments

in Early Retirement Plan 211 0 ns

Operating Income 9,554 10,824 +13.3% + 12.4%

as a % of revenues 20.7% 23.0%

2.3 points gain in operating income

From Operating Income to Current Income from integrated companies

Euros in millions

FY03 FY04

Operating Income 9,554 10,824

Interest expense, net excl. “TDIRA” - 3,688 - 3,089

Accrued “TDIRA” interest expense - 277 - 308

Foreign exchange gain (loss), net - 25 + 180

Discounting of early retirement plan - 199 - 148

Current Income from integrated companies 5,365 7,459

Over EUR2 Bn gain in Current Income from integrated companies

From Current Income from integrated companies to Net Income

Euros in millions FY03 FY04

Current Income from integrated companies 5,365 7,459

Other non-operating income / (expense), net - 1,119 113

Income taxes 2,591 - 1,998

Employee Profit Sharing - 127 - 269

Net Income / (loss) from Integrated Companies 6,710 5,305

Equity in net income / (loss) of affiliates - 168 4

Goodwill amortization - 1,677 - 1,788

Exceptional Goodwill amortization - 1,137 - 519

Net Income / (loss) before minority interests 3,728 3,002

Minority interests - 522 - 218

Net income / (loss) Group Share 3,206 2,784

Net income above expectations

FY04 financing: From REAA to Net cash used in operating activities

Euros in millions FY03 FY04

REAA 17,303 18,261

Interest Expense, net - 3,688 - 3,089

Foreign Exchange impact - 735 - 55

Income Taxes - 325 - 769

Early Retirement Plan - 700 - 791

Employee Profit Sharing - 127 - 269

Others ow restructuring costs & TDIRA - 1,648 - 1,120

Change in Working Capital requirement 1,278 736

(inventories + receivables—payables)

Change in Working Capital requirement (others) - 36 - 86

Net Cash provided by operating activities 11,322 12,818

Net cash provided by operating activities up EUR 1.5 bn

Financing in FY04

Euros in millions

FY03 FY04

A - Net Cash provided by operating activities 11,322 12,818

B - Net cash provided by investing activities - 3,737 - 5,564 ow Capex - 5,102 - 5,215

ow Equant CVR - 2,015

C—ow Disposals of financial investments 3,046 2,716

D - Impact of investment in short term marketable securities 1,833 - 1,601

Free Cash Flow* excl. disposals (A+B-C+D) 6,372 2,937

E - Orange & Wanadoo minorities buy out 161 2,842

Cash Flow excl. disposals & minorities (A+B-C+D+E) 6,533 5,779

F – Tele Invest acquisition (“KulczyK Put”) (**) 0 - 1,902

Cash Flow (incl. Equant CVR), excl. disposals & minorities, 6,533 3,877 after payment of “Kulczyk Put”(A+B-C+D+E+F)

G - Change in scope of consolidation, capital Increase, 14,434 - 3,522 exchange rates, new accounting standards & others

= Decrease in net Debt (A+B+D+F+G) 23,852 229

(**) : “Kulczyck Put has been accounted for as debt repayment

FY04 net debt includes new accounting standards & payment of major off balance sheet commitments

CONCLUSION

Conclusion

Keeping the best balance between growth and profitability

38.7% REAA margin achieved (+1.2pt vs 2003) in FY 04 while hitting +4.1% of pro forma revenue growth

Improved commercial performance

Inflexion point reached in 4Q 04 for Fixed line in France

41.6% share of net adds for ADSL in France in 4Q 04

Improved trends for Orange in 2H

Sustained growth in mobile, succesfull broadband roll out and improved trends in fixed line while improving margins

* See glossary

2005 Financial objectives (French GAAP)

Pro-forma Revenues

REAA

CAPEX to Sales

Net Debt to REAA

+3% to 5%

Over €19bn

Upper range of 10% to 12%

Below 2 end of 2005

On track to deliver more than TOP in 2005

APPENDIX

Glossary (1)

Contributive Consolidated Revenues: consolidated revenues excluding intra-group transactions

Pro forma figures: figures of the preceding period adjusted to reflect the same scope of consolidation and exchange rates as in the current period Market Share of fixed line telephony in France: calculation based on traffic on the network or interconnected to the network of France Telecom Secured revenues ratio : consumers revenues (subscriptions+bundle contracts) divided by consumers revenues (traffic including bundle contracts+subscription) ADSL Revenues: : Wanadoo ADSL Connectivity revenues + Consumer services revenues from “MaLigne ADSL » , « MaLigne TV », connectivity and from equipments sales and rental + Carriers services revenues from ADSL access bulk sales (options 3 “IPADSL” and 5 “ADSL Connect ATM”) to third part ISP’s.

ADSL activated lines: All ADSL lines in service by end of period including unbundled lines : “Ma Ligne ADSL” lines sold directly to the subscriber whatever his ISP + “IP ADSL” (option 5) and “ADSL Connect ATM” (option 3) lines sold directly or through other telcos to all ISPs to be integrated into the packages (ADSL+IP connectivity) + “Turbo DSL” lines specifically dedicated to large business accounts for their data transmission services + “Ma ligne TV” lines which provides TV through ADSL without Internet access (the ADSL TV+IP packages being accounted for above).

Network Revenues for mobile services: include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services.

Mobile ARPU: Mobiles network revenues for the previous twelve months divided by Mobile weighted average customer base for the 12 month period Mobile Network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services. The mobiles weighted average customer base for the 12 months period is the average of the monthly average customer bases (calculated as the sum of the opening and closing customer bases for the month divided by two). ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France’s mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

Internet ARPU: ARPU (Monthly Average Revenue Per User): calculated by dividing year-to-date connectivity revenues by the weighted average number of Wanadoo customers during the same period. The weighted average number of Wanadoo customers during a period is the monthly average customer base for the period. The monthly average customer base is calculated as the sum of the opening and closing number of customers for the month divided by 2.

Wanadoo connectivity revenues : subscription revenues and revenues received from telephone operators related to offers with no subscription.

Glossary (2)

Mobile AUPU: Monthly average usage per user (AUPU) is defined as total usage (including outgoing traffic, incoming traffic and roaming) for the 12 previous months divided by the weighted average number of Orange Group’s customers during the same period. AUPU is quoted in minutes on a usage per customer per month basis

Orange World subscribers: active Orange customers subscribing to a multimedia contract and using GPRS enabled services

Churn, the measure of customers leaving our networks, is calculated by dividing the total number of customers who disconnect or are treated as having disconnected from our network, voluntarily or involuntarily (excluding money-back returns and fraudulent connections), for the previous 12 months by the weighted average number of our customers during the same period. The way we compute churn differs between Orange UK and Orange France in the following ways:

For Orange UK, customers migrating between contract and prepaid products are included in individual product churn (churn excluding migration) but do not impact overall churn as they remain on the Orange UK network. Customer disconnections that occur either during the money-back guaranteed 14-day trial period or due to fraudulent connections are not included in churn. The Company also excludes from churn those connections which, in its view, do not result in active customers, including those as a result of prepaid handset upgrades or the removal of handsets from the UK market. Prepaid customers are treated as having churned if they have not made any outgoing calls and have received less than four incoming calls in the last three months.

For Orange France, churn includes those customers leaving the Orange network, migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel. Prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.

Glossary (3)

REAA: Operating income before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan

Capex: acquisitions of intangible and tangible assets, excluding GSM and UMTS licenses

Opex: operating charges before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan

Labour Costs: net of capitalized costs and include taxes on wages

Commercial expenses: includes commissions, advertising and handsets

Operating working capital requirement: net stocks, operational receivables, prior to securitisation, operational payables (excl. fixed production)

DSO: Days of Sales Outstanding

DPO: Days of Payables Outstanding

Sourcing: implementation of a new purchasing policy at group level

FCF (Free Cash Flow): net cash provided by operating activities, less net cash used in investing activities. FCF does not take into account investment of cash in short term marketable securities

FCF excluding asset disposals: net cash provided by operating activities, less net cash used in investing activities, less asset disposals. FCF does not take into account investment of cash in short term marketable securities.

CF (Cash Flow) excluding asset disposals & minority buy-outs: net cash provided by operating activities, less net cash used in investing activities, less asset disposals, less investments in minority buy-outs of Orange and Wanadoo. FCF does not take into account investment of cash in short term marketable securities.

Organic CF: Cash Flow less asset disposals, less investments in minority buy-outs Orange and Wanadoo, after payment impact of Equant CVR

Orange France –2004 operating figures

Revenues

In M euros

+8.5%

8,601

7,930

FY 2003 PF

FY 2004

REAA pre SACs & SRCs, margin

54.5%

56.9%

+2.4 points

4,325

4,890

+13.1%

FY 03 PF

FY 04

Average SACs & SRCs per customer

In euros, Annual rolling

116

106

Dec 03

122

130

Dec 04

REAA, REAA margin

42.8%

3,396

45.6%

3,923

+2.8 points

+15.5%

SACs

SRCs

FY 03 PF

FY 04

REAA margin up 2.8 points to 45.6%

* See glossary

Orange UK –2004 operating figures

Revenues

Termination rate impact : C.- 120 m euros

5,932

+3.5%

6,137

FY 2003

FY 2004

REAA pre SACs & SRCs margin

47.5%

+2.2 points

49.7%

2,817

3,052

FY 03 PF FY 04

Average SACs & SRCs per customer

In £, Annual rolling

92

141

95

155

Dec 03 Dec 04

SACs

SRCs

REAA, REAA margin

33.9%

2,012

32.5%

1,993

FY 03 PF FY 04

Continous improvement of REAA pre SACs & SRCs margin in a difficult market

* See glossary

Orange ROW: FY 2004 operating figures

Customer growth, closing base in 000s

+8.8%

+28.3%

+4.8%

+48.9%

+14.3%

+34.3%

+30.0%

2, 615 2,846

1, 326

1,701

1,085 1,137

3,317

4,938

FY 03 PF

FY 04

2, 065 2,361

2,861

2,131

2,046 2,659

Belgium Netherlands Switzerland Romania Slovakia Egypt Africa / Others

Revenues*

Euro millions

+15.2%

+27.5%

+9.4%

+47.0%

+18.2%

+35.2%

+39.3%

FY 03 PF

FY 04

1,344 1,167

592 465

763 834

624 424

406 480

430 318

783 562

Belgium Netherlands Switzerland Romania Slovakia Egypt Africa / Others

Customer base up 26.9%, revenues 23.9% (pro-forma)

* See glossary

Wanadoo—Internet: FY 2004 KPI’s France

Customer base (000s)

4,520

+ 11.5%

5,038

2,704

2,069

1,816

BB**: 63.5%

2,969

FY03 FY04

ADSL customers (000s)

+ 67%

1,738

2,042

2,234

2,463

2,896

4Q 03 1Q 04 2Q 04 3Q 04 4Q04

Overall ARPU * (in euros)

17.8 17.7 17.6 17.6

December June 2004 September December 2003 2004 2004

59% of client base is broadband in France

* See glossary ** including cable

Wanadoo—Internet: FY 2004 KPI’s—International

Broadband customers outside France (000s)

FY 03

FY 04

% of total customers in 2004:

+260%

158

569

UK

24.1%

+99.5%

190

379

Spain

26.3%

+57.1%

289

454

Netherlands

72.1%

Overall ARPU * outside France (in euros)

+19.8%

9.1

10.9

+5.0%

10.1

10.6

+9.3%

7.5

8.2

UK Spain Netherlands

December 2003

December 2004

LiveBox sold or rented in 000’ at the end of Dec 04

234**

14 9 10

**Rented in France

France

UK

Spain

Netherlands

Strong increase of Broadband customers

* See glossary

Income taxes

Euros in millions

FY03 FY04

Former France Telecom SA tax group 1,100

Former Orange SA tax group 1,861

Former Wanadoo SA tax group 213

FTSA fiscal perimeter - 1,157

Orange UK tax group - 293 - 197

TP Group - 144 - 116

Other subsidiaries in and outside France - 146 - 528

Total taxes 2,591 - 1,998

Cash tax impact for FY04:—769 m

Non-operating income

Euros in millions

FY04

Total non operating income Of which: 113

Provision reversal 174

Capital gains 644

Equant asset impairment - 483

Restructuring costs - 181

Goodwill amortization

Euros in millions

FY03 FY04

Ow Orange - 1,226 - 1,348

Ow Wanadoo - 241 - 245

Ow TP Group - 132 - 153

Ow Equant - 33 - 15

Others - 45 - 27

Total recurrent Goodwil amortization - 1,677 - 1,788

Freeserve - 447

BITCO / TA - 287

Mauritius Telecom - 143

QDQ Media - 245

Equant - 519

Others - 15

Total exceptional goodwill amortization - 1,137 - 519

Cash impact of main acquisitions & disposals (Equant CVR & Kulczyk put excl.)

Euros in millions

FY03: + 2.8 bn FY04:—0.2 bn

3,046

498

Casema

1,537

Wind

Sprint

286

373

Eutelsat

352

Orange

237

161

2,716

472

STM

610

Orange Denmark

1,443

Pages Jaunes

2,879

469

Orange

2,373

Wanadoo

Disposals FY03 Acquisitions FY03 Disposals FY04 Acquisitions FY04

EUR 2.6 bn cash position between acquisition & disposals from TOP launch

Other Data

Key figures

Euros in millions 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 PF 4Q04

Revenues 11,376 11,476 11,646 11,623 11,447 11,735 12,049 11,502 11,925

REAA 4,116 4,368 4,674 4,144 4,292 4,576 4,856 4,086 4,537

REAA margin 36.2% 38.1% 40.1% 35.7% 37.5% 39.0% 40.3% 35.5% 38.0%

Operating Income 2,189 2,456 2,822 2,087 2,545 2,728 2,961 2,130 2,590

Op. income margin 19.2% 21.4% 24.2% 18.0% 22.2% 23.2% 24.6% 18.5% 21.7%

CAPEX 1,016 1,145 1,103 1,822 882 1,177 1,154 1,805 1,915

In % of revenues 8.9% 10.0% 9.5% 15.7% 7.7% 10.0% 9.6% 15.7% 16.1%

Key figures—Costs

Euros in millions 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 PF 4Q04 4Q03

Revenues 11,376 11,476 11,646 11,623 11,447 11,735 12,049 11,502 11,925

Labor costs 2,449 2,360 2,197 2,232 2,329 2,211 2,115 2,222 2,219

Non labor costs 4,810 4,748 4,775 5,246 4,826 4,948 5,078 5,194 5,169

REAA 4,117 4,368 4,674 4,144 4,292 4,576 4,856 4,086 4,537

Group Consolidated Revenues by segment

Euros in millions

1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q03 PF 4Q04

Orange 4,255 4,360 4,714 4,612 4,678 4,858 5,184 4,486 4,947

Wanadoo 567 660 679 711 636 724 733 708 760

Fixed Line, Distribution and Networks 5,449 5,467 5,435 5,410 5,409 5,389 5,365 5,404 5,517

Equant 685 656 633 638 563 604 587 586 591

TP Group 1,070 1,053 1,031 1,010 963 981 1,057 1,097 1,105

Other International Operations 435 419 416 351 327 349 347 321 323

Inter segment Eliminations -1,085 -1,139 -1,262 -1,109 -1,130 -1,171 -1,224 -1,101 -1,318

Total consolidated Revenues 11,376 11,476 11,646 11,623 11,446 11,734 12,049 11,502 11,925

Orange: subscribers

000 customers

1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q2004

Orange France 19,230 19,368 19,617 20,329 20,371 20,396 20,603 21,241*

Orange UK 13,310 13,258 13,371 13,649 13,820 13,747 13,886 14,221

Orange ROW 12,380 12,994 13,957 15,161 15,891 16,746 17,714 18,503

ow Belgium 2,359 2,418 2,508 2,615 2,620 2,662 2,743 2,846

ow Romania 2,377 2,590 2,905 3,317 3,611 3,957 4,371 4,938

ow Slovakia 1,767 1,852 1,979 2,065 2,130 2,208 2,237 2,361

ow Switzerland 988 1,003 1,055 1,085 1,104 1,116 1,126 1,137

ow Netherlands 1,037 1,057 1,144 1,326 1,435 1,544 1,648 1,701

ow Egypt 1,739 1,826 1,984 2,131 2,248 2,346 2,532 2,861

ow other 1,602 1,702 1,797 2,046 2,185 2,301 2,418 2,659

Excluding MVNO

Orange: Revenues

Euros in millions

1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q03 PF 4Q04

Orange France 1,864 1,942 2,132 2,045 2,031 2,108 2,264 1,992 2,198

Orange UK 1,429 1,423 1,477 1,490 1,500 1,549 1,593 1,495 1,495

Orange ROW 1,002 1,042 1,151 1,120 1,187 1,242 1,373 1,040 1,293

ow Belgium 265 281 302 318 314 331 345 318 354

ow Romania 97 109 130 131 129 152 167 120 176

ow Slovakia 91 94 100 107 108 116 123 111 132

ow Switzerland 192 193 216 175 207 202 214 178 211

ow Netherlands 106 114 124 122 147 141 150 122 154

ow Egypt 93 84 103 92 93 106 117 82 115

ow other 99 100 108 113 125 130 187 109 151

Orange: Network Revenues

Euros in millions

1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q2004

Orange France 1,745 1,797 1,923 1,906 1,921 1,995 2,082 2,064

Orange UK 1,295 1,296 1,335 1,296 1,354 1,431 1,447 1,318

Orange ROW 905 945 1,041 1,039 1,064 1,147 1,265 1,163

ow Belgium 234 245 268 271 276 296 307 304

ow Romania 92 104 125 125 122 145 162 165

ow Slovakia 84 89 96 101 104 111 118 125

ow Switzerland 177 178 195 173 186 184 196 195

ow Netherlands 99 107 116 120 126 133 139 137

ow Egypt 88 82 99 86 88 99 109 101

ow other 85 88 88 112 112 122 170 136

Orange: Non voice revenue trends

- Quarter on quarter

Non-voice revenues as

% of network revenues 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q2004

Orange France 11.3% 10.7% 11.6% 12.9% 14.0% 12.8% 14.3% 14.4%

Orange UK 15.8% 15.0% 15.6% 17.1% 17.2% 16.9% 17.2% 19.1%

Orange ROW 10.3% 10.2% 9.6% 10.8% 12.4% 11.6% 11.0% 12.2%

ow Belgium 15.9% 15.6% 152% 15.6% 16.2% 15.1% 14.2% 16.8%

ow Slovakia 10.0% 9.5% 9.0% 10.5% 11.5% 11.4% 12.3% 13.8%

ow Switzerland 12.8% 12.8% 11.9% 14.1% 16.2% 14.5% 16.4% 16.1%

15.6%

ow Netherlands 10.9% 11.2% 10.5% 12.1% 16.3% 16.7% 15.4%

Annual rolling churn in %

1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q2004

Orange France

Overall churn 21.1% 20.4% 19.6% 18.3% 18.3% 18.6% 18.7% 18.9%

Contract churn 13.9% 13.2% 12.4% 11.5% 10.9% 10.3% 10.3% 10.5%

Prepaid churn 29.8% 29.2% 29.0% 27.2% 28.2% 30.1% 30.6% 31.3%

Orange UK

Overall churn 19.0% 19.9% 20.6% 22.6% 23.8% 26.1% 26.1% 25.4%

Contract churn 15.9% 15.8% 15.7% 16.4% 16.4% 16.1% 16.2% 16.8%

Prepaid churn 21.1% 22.6% 23.7% 26.5% 28.2% 31.8% 31.8% 30.5%

Orange: Churn* in key markets

* See glossary

Orange: Usage in Key Markets

AUPU* in minutes per month

1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q2004

Orange France

Overall AUPU 146 150 153 158 163 167 171 175

Contract AUPU 227 231 235 240 247 252 254 258

Prepaid AUPU 48 49 48 49 50 50 52 52

Orange UK

Overall AUPU 142 144 145 146 146 146 145 146

Contract AUPU 329 329 330 330 331 331 330 334

Prepaid AUPU 56 57 58 58 57 56 54 54

* See glossary

Orange: France and UK ARPU*s – Annual rolling

1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q2004

Orange France in Euros

Overall ARPU 375 376 377 379 382 387 390 393

Contract ARPU 552 548 549 546 546 549 547 546

Prepaid ARPU 162 163 158 160 163 164 165 169

Voice ARPU 340 338 336 335 335 337 337 339

Data ARPU 35 38 41 44 47 50 53 54

Orange UK in £

Overall ARPU 263 267 270 271 273 274 274 273

Contract ARPU 563 568 572 569 574 577 578 577

Prepaid ARPU 125 126 127 128 128 127 126 122

Voice ARPU 224 227 228 228 228 228 227 225

Data ARPU 39 40 42 43 45 46 47 48

* See glossary.

Orange: ROW ARPU*s

Euros 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q2004

Belgium 407 409 411 416 422 431 437 440

Romania 190 177 170 169 162 158 152 148

Slovakia 194 196 197 198 200 201 205 209

Switzerland 724 710 717 712 701 688 669 683

Netherlands 356 379 397 402 395 381 364 348

Egypt 271 232 208 194 158 176 172 167

* See glossary.

Wanadoo: Revenues

Euros in millions	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q03 PF	4Q04
Wanadoo	567	660	679	711	636	724	733	709	760
ow access & portals	393	417	431	467	455	475	455	460	494
ow directories	175	247	251	245	183	252	280	251	269

122

Wanadoo: Number of customers

000 customers

1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04

France 4,130 4,230 4,363 4,520 4,664 4,682 4,770 5,038

Broadband 1,240 1,394 1,564 1,816 2,123 2,315 2,541 2,969

Narrowband 2,890 2,836 2,799 2,704 2,541 2,367 2,229 2,069

UK 2,666 2,639 2,604 2,580 2,597 2,497 2,442 2,359

Broadband 68 91 123 158 192 316 442 569

Narrowband 2,598 2,548 2,481 2,422 2,405 2,181 2,000 1,790

Spain 1,509 1,454 1,417 1,500 1,496 1,438 1,378 1,438

Broadband 120 131 148 190 204 235 253 379

Narrowband 1,389 1,323 1,269 1,310 1,292 1,203 1,125 1,059

Netherlands 471 476 500 543 590 613 621 630

Broadband 184 203 235 289 350 401 429 454

Narrowband 287 273 265 254 240 212 192 176

Total 8,786 8,807 8,893 9,153 9,358 9,240 9,211 9,464

Broadband 1,613 1,819 1,933 2,453 2,868 3,266 3,665 4,371

Narrowband 7,173 6,988 6,960 6,700 6,490 5,974 5,546 5,093

Wanadoo: ARPU* trends

Euros 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q2004

France 17.0 17.3 17.5 17.8 17.4 17.7 17.6 17.6

UK 8.1 8.5 8.9 9.1 10.4 10.5 10.7 10.9

Spain 10.4 10.2 10.1 10.1 10.2 10.2 10.2 10.6

Netherlands 7.9 7.8 8.0 7.5 8.9 8.3 8.1 8.2

* See glossary.

Fixed Line, Distribution and Networks: Revenues

Euros in millions 4Q03

1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04

PF

Fixed Line,

Distribution and

Networks 5,449 5,467 5,435 5,410 5,409 5,389 5,365 5,404 5517

ow Consumer

Services 2,825 2,853 2,880 2,746 2,736 2,677 2,699 2,739 2754

ow Business

Services 1,719 1,670 1,638 1,669 1,645 1,604 1,566 1,671 1,579

ow Carriers

Services 824 847 832 863 926 987 995 863 1,032

ow others

revenues 80 96 86 133 102 120 106 132 153

Fixed Line, Distribution and Networks: Number of Lines, Market shares, Consumer with packages

1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q2004

In %

Local 79.1% 77.8% 76.7% 75.8% 73.8% 72.5% 72.4% 71.3%

Long Distance 63.3% 63.3% 62.9% 61.8% 60.3% 59.7% 60.7% 59.6%

In millions

Number of lines 34,075 33,964 33,831 33,857 33,825 33,739 33,685 33,784

In % of total customers

Consumer with

packages 28.9% 31.3% 32.6% 35.7% 37.8% 39.7% 40.8% 41.9%

Headcount trends

Headcount, End of period

1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q 04 4Q03PF 4Q 04

FTSA 115,992 114,234 112,488 110,814 110,231 108,968 108,377 110,913 107,847

French Subsidiaries 19,622 19,375 19,122 19,083 17,771 17,914 17,066 18,867 17,026

International 96,368 92,373 91,888 88,626 84,279 82,900 82,036 87,526 81,651

Total Group 231,982 225,982 223,498 218,523 212,281 209,782 207,479 217,306 206,524

TP Group: Number of customers

000s 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q2004

Mobile 4,739 5,083 5,353 5,702 6,011 6,090 6,593 7,440

Fixed Line 108,80 10,948 11,021 11,118 11,278 11,371 11,339 11,362

* See glossary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 10, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information